Exhibit 1.01

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Corporation Files Opposition to Evolution’s Preliminary Injunction Motion

CDC Seeks to Protect Its Plans for a Dividend to Shareholders

HONG KONG, ATLANTA, Sept. 01, 2010 — CDC Corporation (NASDAQ: CHINA/CHIND), a leading China-based value-added operator of, and growth investor in, hybrid (SaaS/On-Premise) enterprise software, IT Services, and New Media assets, today announced that it has served an opposition to a motion for preliminary injunction asserted by Evolution Capital Management, the last remaining non-affiliated holder of the company’s unsecured convertible debenture (Notes). In this latest motion, Evolution has sought to restrict the company from issuing any form of dividend to CDC Corporation shareholders and to enforce, and determine the applicability of, certain negative covenants in the notes.

In March 2010, CDC Corporation filed a lawsuit against Evolution alleging breach of non-disclosure agreements, breach of the note purchase agreement relating to Notes, breach of the Notes, and tortious interference with business relations, seeking a recovery in excess of $295,000,000. As previously disclosed, Evolution has also asserted claims against CDC Corporation. In April 2010, CDC Corporation defeated Evolution’s motion for summary judgment in lieu of complaint. Both matters are in discovery in the Supreme Court of the State of New York.

Based upon discovery thus far, CDC is evaluating whether to amend its complaint to add additional claims and defendants. CDC Corporation believes Evolution has taken substantial steps to harm the company and its prospects by interfering with CDC’s management and operations, and by actively pursuing other opportunities that were detrimental to CDC and its shareholders and that were inconsistent with its obligations as a note holder.

“We are highly disappointed and frustrated that Evolution continues to systematically attempt to restrict our ability to create value for our shareholders including our most recent plans to offer dividends to CDC Corporation shareholders and we will continue to fight this antagonistic behavior,” said Peter Yip, CEO of CDC Corporation. “We intend to vigorously pursue our rights and to seek damages to which we believe we are entitled, and we fully expect to prevail when the court hears argument on this latest motion on Sept. 8, 2010. We believe we have enough liquidity to meet any obligations we may have under the Notes. We will also continue to attempt to negotiate a fair and amicable solution to this overhang, as CDC Corporation has already successfully negotiated repurchases with all the 11 sophisticated note holders including a partial settlement with Evolution.”

About CDC Corporation

CDC Corporation is a China-based value-added operator of, and growth investor in, hybrid (on premise and SaaS) enterprise software, IT, and new media businesses. The company pursues two value-added investment strategies. The first strategy includes actively managing majority interests in its core portfolio of hybrid enterprise software, IT services and New Media businesses, adding value by driving operational excellence, top-line growth and overall profitability. The second strategy includes identifying and executing on opportunities to co-invest with leading venture capital and private equity funds through minority interests in fast growth companies in emerging markets related to CDC Corporation’s core assets. This second strategy, which complements the first, helps to mitigate risk and enhance deal flow for the company. CDC Corporation expects to deliver superior returns and additional value for its shareholders through these strategies, as well as through its plans to declare and pay regular dividends in the form of registered shares of its publicly listed subsidiaries and other assets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to, among other things, our beliefs about certain steps and actions taken by Evolution, our beliefs regarding potential damages, our beliefs regarding the possible outcome of the New York Court’s hearing on this motion, our beliefs regarding our liquidity position and any potential liabilities we may have under the Notes, and our beliefs and expectations regarding any potential settlement with Evolution. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate operations or new acquisitions in accordance with the company’s and its subsidiaries’ business strategies; (d) the effects of restructurings and rationalization of operations; (e) the ability to address technological changes and developments including the development and enhancement of products; (f) the ability to develop and market successful products and services; (g) the entry of new competitors and their technological advances; (h) the need to develop, integrate and deploy products and services that meet customer’s requirements; (i) the possibility of development or deployment difficulties or delays; (j) the dependence on customer satisfaction with the company’s and its subsidiaries’ products and services; (k) continued commitment to the deployment of the company’s and its subsidiaries’ products and services, including enterprise software solutions; (l) risks involved in developing software solutions and integrating them with third-party software and services; (m) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (n) demand for, and market acceptance of, new and existing enterprise software and services and the positioning of the company’s solutions; and (o) the outcome of any litigation, which is uncertain. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 30, 2010,. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.